FORM 51-901F
QUARTERLY REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2003
SCHEDULE B AND C

ISSUER DETAILS:
Name of Issuer	AMERICAN BONANZA GOLD MINING CORP.
Issuer’s Address	Suite 1606 - 675 West Hastings Street Vancouver, British Columbia, V6B 1N2
Issuer Telephone Number	(604) 699-0023
Issuer’s Web Site	www.americanbonanza.com
Contact Person	Giulio T. Bonifacio
Contact’s Position	Director, Executive Vice President & Chief Financial Officer
Contact Telephone Number	(604) 699-0023
Contact E-mail	gtbonifacio@boni.ca
For Quarter Ended	March 31, 2003
Date of Report	May 30, 2003
CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been  approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Brian P. Kirwin”	2003/05/30
Name of Director	Date Signed
“Giulio T. Bonifacio”	2003/05/30
Name of Director	Date Signed

American Bonanza Gold Mining Corp.	SCHEDULE B
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003 (Unaudited)	Supplementary Information
For the three months ended March 31, 2003

1.	ANALYSIS OF DEFERRED EXPENDITURES

Summary of exploration and acquisition related expenditures on active properties:

	Copperstone	Copperstone	Nevada	Total
	Project	D-Zone	Projects
	$	$	$	$
Balance, December 31, 2002	4,364,150	2,685,237	1,700,492	8,749,879

Additions for the three months
ended March 31, 2003
Interest capitalized on loan	16,486			16,486
Underground decline (mining)		391,676		391,676
Underground decline (geology)		58,089		58,089
Drilling and support costs			73,151	73,151
Site maintenance & camp support
Utilities and power	9,639			9,639
Property caretakers	6,337			6,337
Disposal	-			-
Telephone	3,120			3,120
Maintenance program	195			195
Supplies and camp service	5,803			5,803
Less: recovery from JV partner			(73,151)	(73,151)
	41,580	449,765	-	491,345
Balance, March 31, 2003	4,405,730	3,135,002	1,700,492	9,241,224

2.	RELATED PARTY TRANSACTIONS

There were no related party transactions during the period.

American Bonanza Gold Mining Corp.	SCHEDULE B
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003 (Unaudited)	Supplementary Information
For the three months ended March 31, 2003

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE THREE MONTHS ENDED MARCH 31, 2003

	(a)	Securities Issued During the three months ended March 31, 2003:

			Number of	Price		Type
Date of	Type of	Type of	Shares	per	Total	of	Commission
Issue	Security	Issue	Issued	Share	Proceeds	Consideration	Paid
				$	$		$
20-Jan-03	Common Shares	Warrant Exercise	51,000	0.15	7,650	Cash	Nil
24-Jan-03	Common Shares	Warrant Exercise	5,000	0.15	750	Cash	Nil
31-Jan-03	Common Shares	Private Placement	18,295,454	0.22	4,025,000	Cash	281,750
31-Jan-03	Common Shares	Corporate Finance Fee	450,000	0.22	-	Fee	Nil
10-Feb-03	Common Shares	Warrant Exercise	77,160	0.15	11,574	Cash	Nil
20-Feb-03	Common Shares	Warrant Exercise	611,083	0.15	91,662	Cash	Nil
5-Mar-03	Common Shares	Warrant Exercise	2,000,000	0.17	340,000	Cash	Nil
6-Mar-03	Common Shares	Option Exercise	100,000	0.10	10,000	Cash	Nil
31-Mar-03	Common Shares	Warrant Exercise	50,000	0.15	7,500	Cash	Nil

			21,639,697		4,494,136		281,750

(b)	Incentive Stock Options Granted During the three months ended March 31, 2003:

Date of	Number of			Exercise
Grant	Options	Optionee	Position	Price	Expiry Date
				$
24-Feb-03	550,000	Brian Kirwin	President & CEO	0.31	Feb-24-08
24-Feb-03	450,000	Giulio Bonifacio	Executive Vice	0.31	Feb-24-08
			President, CFO &
			Corporate Secretary
24-Feb-03	100,000	Foster Wilson	VP, Corporate	0.31	Feb-24-08
			Development
24-Feb-03	150,000	Catherine Tanaka	Assistance Corporate	0.31	Feb-24-08
			Secretary
	1,250,000

American Bonanza Gold Mining Corp.	SCHEDULE B
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003 (Unaudited)	Supplementary Information
For the three months ended March 31, 2003

4.	SUMMARY OF SECURITIES AS AT MARCH 31, 2003

	(a)	Authorized Capital

400,000,000 Class “A” common voting shares without par value 100,000,000 Class “B” preferred shares without par value

	(b)	Number and Recorded Value for Shares Issued and Outstanding

114,906,091 common shares at a recorded value of $25,502,247

	(c)	Outstanding Options

Number of	Option Exercise	Option Expiry
Options	Price	Date
	$
190,000	0.20	January 11, 2005
310,000	0.15	September 11, 2005
2,050,000	0.15	December 22, 2005
2,460,000	0.10	March 4, 2007
3,900,000	0.17	December 6, 2007
1,250,000	0.31	February 24, 2008
10,160,000

(d)	Outstanding Warrants

Number of	Exercise Price of	Expiry Date of Warrants
Warrants	Warrants
	$
1,500,000	0.13	March 4, 2004(1)
17,278,047	0.15 to $0.17	June 10, 2003 to June 10, 2004
8,166,665	0.17	October 18, 2004
250,000	0.17	October 18, 2004
766,666	0.17	October 18, 2004
9,147,727	0.28	January 31, 2004
450,000	0.28	January 31, 2004
1,829,545	0.28	January 31, 2004
39,388,650

American Bonanza Gold Mining Corp.	SCHEDULE B
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003 (Unaudited)	Supplementary Information
For the three months ended March 31, 2003

(1) Brascan Financial Corporation has an option (the “Option”) to extend the term of its warrants or any unexercised portion thereof for three additional one year terms beyond the original two year Expiry Date of its warrant, which Option may be exercised by Brascan by giving notice in writing to the Corporation to that effect at any time during the 30 day period (the “Option Period”) commencing prior to the then current Expiry Date of its warrant. If Brascan exercises the Option, the Corporation is required to deliver to Brascan a new warrant certificate, against surrender to the Corporation of the old warrant certificate, and obtain all necessary stock exchange approval relating to the new warrant. The new Brascan warrant shall be on that same terms and conditions as the current Brascan warrant; provided that (a) as required by the Exchange, the exercise price of the new warrant will be the weighted average of the closing price of the Corporation’s common shares during the 10 day period commencing on the date that is no more than 30 days prior to the expiry date of the then current Brascan warrant, and (b) the term of the new Brascan warrant shall be one year subject to the renewal Option.

(e) Shares in Escrow

As at December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares issued to acquire Bonanza Gold Inc. remained in escrow and were subject to further release for a period of up to 36 months from the date of acquisition on December 21, 2000.

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange. As a result of the change in classification all remaining common shares held escrow were released.

5.	LIST OF DIRECTORS AND OFFICERS

Ian W. Telfer, Director
West Vancouver, British Columbia

Robert T. McKnight
West Vancouver, British Columbia

Brian P. Kirwin, Director, President & Chief Executive Officer
Reno, Nevada

Giulio T. Bonifacio, Director, Executive Vice President & Chief Financial Officer
Vancouver, British Columbia

American Bonanza Gold Mining Corp.	SCHEDULE C
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003 (Unaudited)	Supplementary Information
For the three months ended March 31, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2002 and the unaudited Consolidated Financial Statements for the three months ended March 31, 2003.

Description of Business

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow an interested party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 percent interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

Results of Operations

For the three months ended March 31, 2003, the Corporation had a net loss of $33,232 or nil per share compared with a net loss of $55,478 or nil per share in 2002. The decrease from the comparable period was primarily attributable to the foreign exchange gain of $60,390 on the Corporation’s US dollar denominated debt offset with increases in general administrative and exploration expenditures in the current period.

General and administrative expenditures increased from $61,893 in the comparable period to $106,186. On a comparable basis management fees, consulting and salaries increased to $69,910 from $22,500 reflecting additional personnel and consulting fees. Public company expenses also increased as a direct result of increased activity by the Corporation during the period which included investor relation initiatives.

Exploration expenditures increased to $22,425 from nil in the comparable period reflecting increased activity resulting from ongoing project evaluations. The Corporation continues to conduct project evaluations using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period reflect all cost associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Financial Condition, Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2003 was $2,878,299 compared with a working capital position of $105,622 as at December 31, 2002. The increase was primarily attributed to a private placement of 18,295,454 Common Shares, including corporate finance shares totaling 450,000 Common Shares, for net proceeds of $3,703,129. Additionally, the Corporation received proceeds of $469,136 from share purchase warrant exercises. Subsequent to March 31, 2003 190,000 share options were exercised at $0.20 and 131,616 share purchase warrants were exercised at $0.15.

During 2002 the Corporation entered into a loan agreement with Brascan Financial Corporation for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone project not already owned. Under the terms of this agreement the loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. On March 4, 2003 the Corporation satisfied its repayment obligation in 2003 pursuant to this loan agreement.

American Bonanza Gold Mining Corp.	SCHEDULE C
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003 (Unaudited)	Supplementary Information
For the three months ended March 31, 2003

During 2002 the Corporation resumed underground exploration and development at the Copperstone project, and subsequent to March 31, 2003 reached a significant milestone in that program. The underground workings now extend from the northern end of the Open Pit over 1,800 feet to the north to intersect the southern portion of the D-Zone high grade mineralized target. Channel sampling from the underground workings returned multi-ounce assays from the southern portion of the D-Zone, confirming the grades indicated by core holes drilled from surface. These results will be followed up with a substantial underground core drilling program planned to convert D-Zone resources to the reserve level and to aid design of further underground workings and future stopes. The total cost of the underground program in the period was $ 449,765 not including site maintenance and camp support for a total cumulative cost of $661,787 since the program began.

The Corporation’s objective at Copperstone is to convert the resources to reserves, explore to expand the resources, and develop a significant high grade underground gold mining operation to production. Exploration efforts will focus on expanding the D and C Zones and on drilling the footwall zone, which may represent a mineralized structure parallel to the Copperstone Fault – the primary host of mineralization at Copperstone.

As at March 31, 2003 the Corporation had cash of $4,095,321 compared to $93,658 for the comparable period.

In management’s opinion and in view of the Corporation’s current working capital position and project financing by way of the option agreement on both its Gold Bar and Pamlico projects management believes the Corporation has adequate funding for purposes of completing its planned work programs in 2003 while ensuring adequate working capital over the next 18 months.

Outlook

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored that ultimately achieve commercial production. As present, none the Corporation’s properties have a known body of commercial ore. Other risks facing the Corporation include economic risks, permitting, fluctuations in mineral prices, share price volatility and uncertainty as to its ability to complete additional financings to fund its future development and exploration work programs.

The Corporation will continue to focus the majority of its exploration and development activities in the Great Basin and the American Southwest. The Corporation will also continue to use its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest which management views will be the catalyst for future corporate growth and achieving its stated mission of becoming a highly profitable gold producer.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise adequate level of capital through the equity markets. In management’s opinion the Corporation’s current working capital is sufficient for funding its planned development expenditures in 2003 on the Copperstone project and meeting its ongoing obligations as they become due. Additionally, the Corporation has adequate funding in place over a three year period by way of its option agreement on the Gold Bar and Pamlico projects to fund exploration expenditures on these projects.